March 28, 2025

Dezhi Liu
Chief Executive Officer
ORIENTAL RISE HOLDINGS LIMITED
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People   s Republic of China, 355399

       Re: ORIENTAL RISE HOLDINGS LIMITED
           Draft Registration Statement on Form F-1
           Submitted March 24, 2025
           CIK No. 0001964664
Dear Dezhi Liu:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that "[i]n the reporting periods presented and as of the date of this prospectus, in addition to the US$1 million transferred from our PRC subsidiaries to East Asia Enterprise, no cash and other asset transfers have occurred among the
       Company and its subsidiaries; and no dividends or distributions of a subsidiary has been made to the Company." Please clarify the amount transferred by each PRC subsidiary to East Asia Enterprise, and reconcile this disclosure with your disclosures on page 17 that "[i]n the reporting periods presented and as of the date of prospectus, no cash and other asset transfers have occurred among the Company and its subsidiaries."
 March 28, 2025
Page 2

General

2.     In comparing your China-based company disclosure against your most recent post-
       effective amendment to Form F-1 (File No. 333-274976) we note certain changes to your disclosure appearing on the cover page, in your prospectus summary and risk factor sections relating to legal and operational risks associated with operating in the
       PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since that post-effective amendment to Form F-1 was declared effective on
       September 30, 2024, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Division's Sample Letters to China-Based Companies
       sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to
       federal securities rules, the term    control    (including the terms
controlling,
          controlled by,    and    under common control with   ) as defined in
Securities Act Rule
       405 means    the possession, direct or indirect, of the power to direct or cause the
       direction of the management and policies of a person, whether through the ownership
       of voting securities, by contract, or otherwise.    The Sample Letters
also sought
       specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in
       the post-effective amendment to Form F-1 effective as of September 30, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Joe Laxague, Esq.